

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2013

Via E-mail
Joseph E. (Jeff) Consolino
Executive Vice President & Chief Financial Officer
American Financial Group, Inc.
301 East Fourth Street, 40 North
Cincinnati, Ohio 45202

> **Re: American Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-13653**

Dear Mr. Consolino:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. Please note that we are in the process of reviewing Part III information that you incorporated by reference into your Form 10-K. We may have further comments after reviewing the information, and we will not be able to clear our review of your filing until we have the opportunity to resolve any potential comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 26

2. Please provide us proposed disclosure to be included in future periodic reports to include an explanation for the changes in cash provided by/used in operating activities, investing activities and financing activities for each period presented. In your proposed disclosure, address material changes in the underlying drivers including the specific inflows and outflows generated, rather than merely describing items identified on the face of the

statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of the company's historical and expected cash flows.

Notes to Consolidated Financial Statements
O. Insurance
Statutory Information, page F-37

3. Please provide us proposed disclosure to be included in future periodic reports to address the following:

- Clarify whether there is a difference between policyholders' surplus disclosed in the table and statutory capital and surplus as required by ASC 944-505-50-1a.

- Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

- Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by American Financial Group to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

- Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Johnny Gharib, Staff Attorney, at (202) 551-3170 or John Krug, Senior Counsel, at (202) 551-3862 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant